UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EQUUS TOTAL RETURN, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

294766100

(CUSIP Number)

Christian Kruppa

P.O. Box 333 558

Dubai, United Arab Emirates

With a copy to:

Michael H. Cooper, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5465

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294766100

1.	Names of Reporting Persons Encore Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Dubai
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 294766100

1.	Names of Reporting Persons Christian Kruppa
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 to Schedule 13D (this “Amendment”) is filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the common stock, $0.001 par value (the “Common Stock”), of Equus Total Returns, Inc., a Delaware corporation (the “Issuer”), previously filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on May 11, 2011 (the “Schedule 13D”). This Amendment is filed to disclose changes to beneficial ownership as a result of the disposition of shares of Common Stock by the Reporting Persons. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. This Amendment constitutes an “exit filing” with respect to the Schedule 13D for the Reporting Persons.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

Encore Holdings Ltd., formerly known as Khan Investments Ltd. (“Encore”), is the record and direct beneficial owner of the securities covered by this Schedule 13D. Encore has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Encore.

As the sole principal of Encore, Christian Kruppa (“Mr. Kruppa”) may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Encore. Mr. Kruppa disclaims beneficial ownership of any shares of Common Stock beneficially owned by Encore.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share		Description of Transaction
06/03/2014	Encore Holdings Ltd.		850,000	$2.40	(1)	Open Market Transaction

(1)	Excludes commission of $0.01 per share.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e) The Reporting Persons ceased to be beneficial owners of more than five percent of the shares of Common Stock on June 3, 2014.”

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Principal of Khan (incorporated herein by reference to Exhibit A to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on May 11, 2011)

99.2	Joint Filing Agreement, dated April 29, 2011, by and between Khan Investments Ltd. and Christian Kruppa (incorporated herein by reference to Exhibit B to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on May 11, 2011)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2014	ENCORE HOLDINGS LTD.

	By:	/s/ Christian Kruppa
	Name:	Christian Kruppa
	Title:	Director

CHRISTIAN KRUPPA

/s/ Christian Kruppa

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Principal of Khan (incorporated herein by reference to Exhibit A to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on May 11, 2011)

99.2	Joint Filing Agreement, dated April 29, 2011, by and between Khan Investments Ltd. and Christian Kruppa (incorporated herein by reference to Exhibit B to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on May 11, 2011)